EXHIBIT 11

Schedule of Computation of Net Earnings Per Share

	Three Months Ended December 31,		Six Months Ended December 31,
	2006	2005	2006	2005

Basic Earnings Per Share

Net earnings	$905,000	$398,000	$1,069,000	$1,135,000

Weighted-average Common Shares:

Basic Shares Outstanding	8,116,000	7,996,000	8,104,000	7,963,000

Basic Earnings Per Share	$0.11	$0.05	$0.13	$0.14

Diluted Earnings Per Share

Net earnings	$905,000	$398,000	$1,069,000	$1,135,000

Weighted-average Common Shares:

Outstanding	8,116,000	7,996,000	8,104,000	7,963,000

Stock Options	93,000	187,000	98,000	197,000

Restricted Stock	175,000	-	165,000	-

Diluted Shares Outstanding	8,384,000	8,183,000	8,367,000	8,160,000

Diluted Earnings Per Share	$0.11	$0.05	$0.13	$0.14